EXHIBIT 2
[Photograph of Corporate Building]

First Quarter 2001 Preliminary Figures

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: (525) 261-8037                                         Tel: (212) 406-3690
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com

[DESC LOGO]

                     DESC ANNOUNCES ITS PRELIMINARY FIGURES
                          FOR THE FIRST QUARTER OF 2001

Mexico City, April 5, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the First Quarter of 2001, which reflect the following factors: i) the U.S. slowdown which caused a decline in the sales from OEMs which affected the Company's auto parts sector results, ii) the stability in prices of raw materials of the Chemical Sector, and iii) the strengthening of the peso versus the dollar during the quarter.

                    CONSOLIDATED PRELIMINARY RESULTS FOR 1Q01
                      (Figures in millions of U.S. dollars)


  -------------------------- ----------------------- -------------------------
                                     1Q01E                     1Q00
  -------------------------- ----------------------- -------------------------
  SALES                               546                      556
  -------------------------- ----------------------- -------------------------
  OPERATING INCOME                     42                       62
  -------------------------- ----------------------- -------------------------
  OPERATING MARGIN                    7.5%                    11.1%
  -------------------------- ----------------------- -------------------------
  EBITDA                               73                       89
  ----------------------------------------------------------------------------


UNIK (AUTO PARTS)

As a result of the U.S. economic slowdown, since the end of last year the automotive industry has been reflecting a significant reduction in production and sales volumes, plant shut downs and the closing of some OEM's plants. These factors coupled with the industry's high level of inventories, have impacted Unik's operations, albeit at a lower level than the overall industry figures, due to the implementation of the following preventive measures: cost reductions, reduction in work shifts and CAPEX rationalization. The estimated quarterly figures are as follows:


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
                                   [UNIK LOGO]

                          PRELIMINARY RESULTS FOR 1Q01
                      (Figures in millions of U.S. dollars)


---------------------------- ----------------------- -------------------------
                                     1Q01E                     1Q00
---------------------------- ----------------------- -------------------------
SALES                                 254                      277
---------------------------- ----------------------- -------------------------
OPERATING INCOME                       29                       45
---------------------------- ----------------------- -------------------------
OPERATING MARGIN                     11.5%                    16.4%
---------------------------- ----------------------- -------------------------
EBITDA                                 46                       60
--------------------------------------------------------------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
--------------------------------------------------------------------------------


GIRSA (CHEMICALS)

The results from the chemical sector began to show some stability due to the following factors:

     o The price of natural gas fixed at US $4 per million BTUs, due to the hedging mechanism established with PEMEX,

     o    Sales price increases in some of the businesses of the Sector, and

     o    The stabilization of raw material prices.

                                  [GIRSA LOGO]
                          PRELIMINARY RESULTS FOR 1Q01
                      (Figures in millions of U.S. dollars)

---------------------------- ----------------------- -------------------------
                                     1Q01E                     1Q00
---------------------------- ----------------------- -------------------------
SALES                                 183                      183
---------------------------- ----------------------- -------------------------
OPERATING INCOME                       12                       12
---------------------------- ----------------------- -------------------------
OPERATING MARGIN                      6.3%                     8.4%
---------------------------- ----------------------- -------------------------
EBITDA                                 19                       18
---------------------------- ----------------------- -------------------------

--------------------------------------------------------------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
--------------------------------------------------------------------------------



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
AGROBIOS (FOOD )

The estimated EBITDA and operating margins achieved in this Sector reflect the drop in pork prices, despite the fact that no additional extraordinary charges in the branded products business were registered during this quarter.

                                 [AGROBIOS LOGO]
                          PRELIMINARY RESULTS FOR 1Q01
                      (Figures in millions of U.S. dollars)

--------------------------- -------------- ----------------------------------
                                1Q01E                    1Q00
--------------------------- -------------- ----------------------------------
SALES                            86                       80
--------------------------- -------------- ----------------------------------
OPERATING INCOME                 -1                        2
--------------------------- -------------- ----------------------------------
OPERATING MARGIN                -1.6%                    2.2%
--------------------------- -------------- ----------------------------------
EBITDA                            4                        6
--------------------------- -------------- ----------------------------------

--------------------------------------------------------------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate..
--------------------------------------------------------------------------------


DINE (REAL ESTATE)

The Real Estate Sector's sales mix consisted of projects with lower operating margins, which caused a drop in margins when compared to those registered during the same quarter of the previous year.

                                   [DINE LOGO]
                          PRELIMINARY RESULTS FOR 1Q01
                      (Figures in millions of U.S. dollars)

----------------------------- -------------- ----------------------------------
                                  1Q01E                    1Q00
----------------------------- -------------- ----------------------------------
SALES                              23                       16
----------------------------- -------------- ----------------------------------
OPERATING INCOME                    3                        4
----------------------------- -------------- ----------------------------------
OPERATING MARGIN                  13.0%                    23.7%
----------------------------- -------------- ----------------------------------
EBITDA                              4                        5
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
--------------------------------------------------------------------------------

                                    ********

All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.



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